SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Mazor Robotics Ltd.

(Name of Issuer)

American Depository Shares
Represented by American Depository Receipts
(Each Representing Two Ordinary Shares,
Par Value NIS 0.01 Per Share)

(Title of Class of Securities)

57886P103

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

May 28, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 57886P103		Page 2 of 11 pages

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,213,274.5*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,213,274.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,274.5*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.14%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Represents 6,426,549 ordinary shares.

** Calculated based on 29,244,491 ordinary shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 1,998,500 and 666,167 ordinary shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P., respectively, upon mandatory exercise of outstanding warrants within 30 days of May 28, 2013.

SCHEDULE 13D

CUSIP No. 57886P103		Page 3 of 11 pages

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,213,274.5*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,213,274.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,274.5*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.14%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Represents 6,426,549 ordinary shares.

** Calculated based on 29,244,491 ordinary shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 1,998,500 and 666,167 ordinary shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P., respectively, upon mandatory exercise of outstanding warrants within 30 days of May 28, 2013.

SCHEDULE 13D

CUSIP No. 57886P103		Page 4 of 11 pages

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,409,956*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,409,956*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,956*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.11%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Represents 4,819,912 ordinary shares.

** Calculated based on 29,244,491 ordinary shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 1,998,500 and 666,167 ordinary shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P., respectively, upon mandatory exercise of outstanding warrants within 30 days of May 28, 2013.

SCHEDULE 13D

CUSIP No. 57886P103		Page 5 of 11 pages

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 803,318.5*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 803,318.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,318.5*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Represents 1,606,637 ordinary shares.

** Calculated based on 29,244,491 ordinary shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 1,998,500 and 666,167 ordinary shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P., respectively, upon mandatory exercise of outstanding warrants within 30 days of May 28, 2013.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to American Depositary Shares (“American Depositary Shares”) represented by American Depositary Receipts of ordinary shares, par value NIS 0.01 (the “Ordinary Shares”) of Mazor Robotics Ltd., an Israeli company (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each American Depositary Share represents two Ordinary Shares.  The address of the principal executive offices of the Company is 7 Haeshel Street, Caesarea Industrial Park South, 38900 Israel.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of (i) Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), (iii) Oracle Associates LLC, a Delaware limited liability company, the general partner of Oracle Partners and Oracle Institutional Partners (“Oracle Associates”) and (iv) Larry N. Feinberg, the managing member of Oracle Associates (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b) The address of the principal office of each of the Reporting Persons is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830. There are no other members of Oracle Associates.

(c) The principal business of Oracle Partners and Oracle Institutional Partners is to invest in securities. The principal business of Oracle Associates is to act as general partner to, and exercise investment discretion over securities held by, Oracle Partners, Oracle Institutional Partners and certain other entities.  The principal business of Mr. Feinberg is to invest in securities through Oracle Associates and certain other entities.

(d) None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Each of Oracle Partners, Oracle Institutional Partners and Oracle Associates is organized under the laws of the State of Delaware.  Mr. Feinberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 2,821,412 Ordinary Shares acquired by Oracle Partners in September 2012 was $3,000,000 and the aggregate purchase price for the 1,998,500 Ordinary Shares to be acquired by Oracle Partners in connection with the mandatory exercise of its outstanding Warrants (as defined below) in June 2013 will also be $3,000,000, for a total investment of $6,000,000 for 4,819,912 Ordinary Shares, or 2,409,956 American Depositary Shares.  The aggregate purchase price for the 940,970 Ordinary Shares acquired by Oracle Institutional Partners in September 2012 was $1,000,000 and the aggregate purchase price for the 666,167 Ordinary Shares to be acquired by Oracle Partners in connection with the mandatory exercise of its outstanding Warrants (as defined below) in June 2013 will also be $1,000,000, for a total investment of $2,000,000 for 1,606,637 Ordinary Shares, or 803,318.5 American Depositary Shares.  As described in Section 4 below, the Ordinary Shares to be acquired by Oracle Partners and Oracle Institutional Partners in June 2013 will be obtained pursuant to the Warrants issued to each entity in connection with their initial purchase of Ordinary Shares in September 2012.

All of the funds required to acquire the Ordinary Shares were furnished, or will be furnished, from the working capital of each of Oracle Partners and Oracle Institutional Partners.

Item 4.	Purpose of Transaction.

The acquisition by Oracle Partners and Oracle Institutional Partners of the Ordinary Shares was effected because of the belief of the Reporting Persons that the Ordinary Shares represented, and continues to represent, an attractive investment.  The initial purchase of Ordinary Shares  was made pursuant to a Share Purchase Agreement, dated as of August 8, 2012 (the “Purchase Agreement”), among the Company, Oracle Partners, Oracle Institutional Partners, and the other purchasers named therein, pursuant to which, as noted above, Oracle Partners and Oracle Institutional Partners acquired 2,821,412 and 940,970 shares, respectively, for an aggregate purchase price per investor of $3,000,000 and $1,000,000, respectively, reflecting a price per share of NIS 4.25 (based on the exchange rate of August 8, 2012, of NIS 3.997 to $1 (the “Rate of Exchange”)).  The transaction closed on September 27, 2012 (the “Closing Date”).

In accordance with the terms of the Purchase Agreement, Oracle Partners and Oracle Institutional Partners, along with the other purchasers named in the Purchase Agreement, also received, for no additional consideration, warrants, under individual warrant agreements with the Company (collectively, the “Warrants”), pursuant to which each investor had the right to purchase additional Ordinary Shares either (i) upon the election of an investor or (ii) mandatorily upon the satisfaction of certain conditions set forth in the Warrants.  Such conditions were met on May 28, 2013, upon the commencement of trading of the Company’s American Depositary Shares on The NASDAQ Capital Market (“NASDAQ”).  On that date, Oracle Partners and Oracle Institutional Partners each received a notice of mandatory exercise from the Company, pursuant to which Oracle Partners and Oracle Institutional Partners will be required to exercise their Warrants, in full, within 30 days thereof.  Once the Warrants are exercised, Oracle

Partners and Oracle Institutional Partners will receive 1,998,500 and 666,167 additional Ordinary Shares (collectively, the “Warrant Shares”), respectively, at an aggregate exercise price of $3,000,000 and $1,000,000, respectively, reflecting a price per share of NIS 6.00 (at the Rate of Exchange).  Thereafter, the Warrant Shares, together with the Ordinary Shares purchased on the Closing Date, will be converted into 2,409,956 and 803,318.5 American Depositary Shares, respectively, by the Company’s depositary bank, The Bank of New York Mellon.

The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the American Depositary Shares, Ordinary Shares and other securities of the Company, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  Subject to any limitations otherwise disclosed in this Item 4, the Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their beneficial interests in the American Depositary Shares (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

In addition, pursuant to the terms of the Purchase Agreement, (i) Oracle Partners, Oracle Institutional Partners and the other purchasers named in the Purchase Agreement are entitled to appoint (but have not done so as of the date hereof) their designee (the “Board Designee”) to the Company’s board of directors, and, (ii) following the full exercise of the Warrants, to appoint an additional Board Designee, provided that, in the case of clause (ii), the Company’s board of directors consists of no less than seven members.  Such appointment(s) shall be in effect only until the first general meeting of the Company’s shareholders following such appointment.  Thereafter, the appointment of any such Board Designee will be subject to election at the shareholders’ general meeting.  To the extent that any such appointment is not approved by the shareholders’ general meeting, then for as long as Oracle Partners, Oracle Institutional Partners and the other investors named in the Purchase Agreement collectively hold 10% or more of the issued and outstanding share capital of the Company, they will nevertheless maintain a right to appoint a non-voting board observer.

Pursuant to the terms of the Purchase Agreement, on the Closing Date, the Company, Oracle Partners, Oracle Institutional Partners and the other purchasers named therein entered into a Registration Rights Agreement, dated as of September 27, 2012 (the “Registration Rights Agreement”).  The Registration Rights Agreement provides Oracle Partners, Oracle Institutional Partners and the other purchasers named in the Purchase Agreement with customary demand registration rights, pursuant to which at least 20% of the outstanding share capital of the Company may cause the Company to effect an offering on behalf of the selling stockholders under the Securities Act of 1933, as amended.  Such demand registration rights are limited to three demand requests, provided that requests for registrations on Form F-3 (if eligible) shall be unlimited.

The Purchase Agreement, the form of Warrant and the Registration Rights Agreement, copies of which are attached hereto as Exhibit 2, 3 and 4, respectively, are incorporated herein by reference, and the preceding summaries of each are qualified in their entirety by reference thereto.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment of beneficial interests in the American Depositary Shares or other securities of the Company, the Reporting Persons and their representatives, including, without limitation, the Board Designee(s) (as defined below), if any, may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment of beneficial interests in the American Depositary Shares and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Following the full exercise of Oracle Partners’ and Oracle Institutional Partners’ Warrants in June 2013, Oracle Associates, due to its relationship with Oracle Partners and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 3,213,274.5 American Depositary Shares, representing 20.14% of the outstanding Ordinary Shares (based on 29,244,491 Ordinary Shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 2,664,667 Ordinary Shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P. upon mandatory exercise of the outstanding Warrants within 30 days of May 28, 2013).  Following the full exercise of Oracle Partners’ and Oracle Institutional Partners’ Warrants in June 2013, Oracle Partners may be deemed to beneficially own 2,409,956 American Depositary Shares, representing 15.11% of the outstanding Ordinary Shares (based on 29,244,491 Ordinary Shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 2,664,667 Ordinary Shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P. upon mandatory exercise of the outstanding Warrants within 30 days of May 28, 2013).  Following the full exercise of Oracle Partners’ and Oracle Institutional Partners’ Warrants in June 2013, Oracle Institutional Partners may be deemed to beneficially own 803,318.5 American Depositary Shares, representing 5.03% of the outstanding Ordinary Shares (based on 29,244,491 Ordinary Shares outstanding as of March 31, 2013, according to information furnished by Mazor Robotics Ltd. on May 10, 2013, plus 2,664,667 Ordinary Shares to be issued to Oracle Partners, L.P. and Oracle Institutional Partners, L.P. upon mandatory exercise of the outstanding Warrants within 30 days of May 28, 2013).  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the American Depositary Shares it may be deemed to beneficially own as described in Item 5(a) above.

(c) As set forth above, pursuant to the mandatory exercise of the Warrants, (i) Oracle Partners will purchase 1,998,500 Ordinary Shares for an aggregate purchase price of $3,000,000, reflecting a per share exercise price of NIS 6.00 (based on the Rate of Exchange), which shares will be converted into 999,250 American Depositary Shares and (ii) Oracle Institutional Partners will purchase 666,167 Ordinary Shares for an aggregate purchase price of $1,000,000, reflecting a per share exercise price of NIS 6.00 (based on the Rate of Exchange), which shares will be converted into 333,083.5 American Depositary Shares.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on June 6, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in Item 4 hereto, (i) the Company, Oracle Partners, Oracle Institutional Partners and the other investors named therein have entered into a Purchase Agreement, (ii) Oracle Partners and Oracle Institutional Partners have each acquired Warrants from the Company and (iii) the Company, Oracle Partners, Oracle Institutional Partners and the other investors named therein have entered into a Registration Rights Agreement.  The information set forth in Item 4 with respect to the Purchase Agreement, the Warrants and the Registration Rights Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of June 6, 2013, by and among Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Associates, LLC and Larry N. Feinberg.
Exhibit 2.
Share Purchase Agreement, dated as of August 8, 2012, by and among Mazor Robotics Ltd., Oracle Partners, L.P., Oracle Institutional Partners, L.P. and the other investors named therein (filed as Exhibit 4.4 to the Registration Statement on Form 20-F by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

Exhibit 3.
Form of Warrant as to the purchase by Oracle Partners, L.P. or Oracle Institutional Partners, L.P., as applicable, of Ordinary Shares of Mazor Robotics Ltd. (filed as Exhibit 2.2 to the Registration Statement on Form 20-F by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

Exhibit 4.
Registration Rights Agreement, dated as of September 27, 2012, by and among Mazor Robotics Ltd., Oracle Partners, L.P., Oracle Institutional Partners, L.P. and the other investors named therein (filed as Exhibit 2.3 to the Registration Statement on Form 20-F by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 6, 2013	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 6, 2013	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 6, 2013	LARRY N. FEINBERG By: /s/ Larry N. Feinberg